UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates I, L.P. 34-1845745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.65%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,160
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 14,160
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,892,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.47%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 273,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,154,972

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.32%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 273,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,152,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.24%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule 13D

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates I, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 13, 2014 (“Amendment No. 2”), as further amended by Amendment No. 3 filed on February 17, 2015 (“Amendment No. 3”), as further amended by Amendment No. 4 filed on February 16, 2016 (“Amendment No. 4”), as further amended by Amendment No. 5 filed on February 14, 2017 (“Amendment No. 5”), as further amended by Amendment No. 6 filed on February 14, 2018 (“Amendment No. 6”), as further amended by Amendment No. 7 filed on February 14, 2019 (“Amendment No. 7”), as further amended by Amendment No. 8 (“Amendment No. 8”) filed on February 13, 2020, and as further amended by Amendment No. 9 filed on February 12, 2021 (collectively with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Filings”). This Amendment No. 10 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons under the Filings. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2.	Identity and Background.

The statements under the Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non- Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading Bruce T. Rankin which appear in the Filings, are hereby deleted in their entirety.

Item 3.	Source and Amount of Funds or Other Consideration.

The information provided in the Filings with respect to Item 3 which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

The Class B Common held by the Reporting Persons was primarily acquired on September 28, 2012, when NACCO Industries, Inc., a Delaware corporation (“NACCO”), completed the spin-off of the Issuer to NACCO’s stockholders and, subsequently thereto, in swaps under the Stockholders’ Agreement (as defined below), market purchases and pursuant to equity awards by the Issuer.

Item 5.	Interest in Securities of the Issuer.

The statements under the heading Rankin Associates I, L.P. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Rankin Associates I, L.P. Rankin I and the trusts holding limited partnership interests in Rankin I may be deemed to be a “group” as defined under the Exchange Act and therefore may be deemed as a group to beneficially own 944,742 shares of the Class B Common held by Rankin I. Although Rankin I holds the 944,742 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote such shares of Class B Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Collectively, the 944,742 shares of Class B Common beneficially owned by Rankin I constitute approximately 24.65% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 14,160 shares of Class B Common, shares the power to vote 2,878,366 Class B Common and shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,892,526 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 75.47% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Thomas T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin shares the power to vote and dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Claiborne R. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin shares the power to vote and dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Roger F. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin shares the power to vote and dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Helen R. Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler shares the power to vote 273,806 shares of Class B Common and shares the power to dispose of 3,154,972 shares of Class B Common. Collectively, the 3,154,972 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 82.32% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams shares the power to vote 273,806 shares of Class B Common and shares the power to dispose of 3,152,172 shares of Class B Common. Collectively, the 3,152,172 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 82.24% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Alison A. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Chloe O. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Corbin K. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Corbin K. Rankin. Ms. Rankin shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Bruce T. Rankin which appear in the Filings, are hereby deleted in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to Rankin Associates I, L.P. is hereby deleted and replaced by the following:

Rankin Associates I, L.P.

Under the terms of the Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021 (the “Rankin I Partnership Agreement”), filed as Exhibit 25 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Stockholders’ Agreement

Effective December 7, 2021, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 26 and is incorporated herein in its entirety.

The information provided with respect to Rankin Associates II, L.P. is hereby deleted and replaced by the following:

Rankin Associates II, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of December 8, 2021 (the “Rankin II Partnership Agreement”), filed as Exhibit 27 hereto and incorporated herein by reference, RMI, as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

The information provided with respect to Rankin Associates IV, L.P. is hereby deleted and replaced by the following:

Rankin Associates IV, L.P.

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021 (the “Rankin IV Partnership Agreement”), filed as Exhibit 28 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Item 6 of the Initial Filing is hereby amended by inserting at the end thereof the following:

Rankin Associates V, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates V, L.P., dated as of December 8, 2021 (the “Rankin V Partnership Agreement”), filed as Exhibit 29 hereto and incorporated herein by reference, RMI, as the general partner of Rankin V, has the sole power to vote the Class A Common and Class B Common held by Rankin V. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin V with the other individuals and entities holding limited partnership interests in Rankin V. Under the terms of the Rankin V Partnership Agreement, Rankin V may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin V (“Rankin V Partnership Interests”).

The Rankin V Partnership Agreement restricts the transfer of Rankin V Partnership Interests by the partners and provides the partners and Rankin V with a right of first refusal to acquire Rankin V Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin V Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin V Partnership Agreement.

Rankin Associates VI, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates V, L.P., dated as of December 8, 2021 (the “Rankin VI Partnership Agreement”), filed as Exhibit 30 hereto and incorporated herein by reference, RMI, as the general partner of Rankin VI, has the sole power to vote the Class A Common and Class B Common held by Rankin VI. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin VI with the other individuals and entities holding limited partnership interests in Rankin VI. Under the terms of the Rankin VI Partnership Agreement, Rankin VI may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin VI (“Rankin VI Partnership Interests”).

The Rankin VI Partnership Agreement restricts the transfer of Rankin VI Partnership Interests by the partners and provides the partners and Rankin VI with a right of first refusal to acquire Rankin VI Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin VI Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin VI Partnership Agreement.

AMR Associates, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021 (the “AMR Associates Partnership Agreement”), filed as Exhibit 31 hereto and incorporated herein by reference, as amended by that certain First Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021, filed as Exhibit 32 hereto and incorporated herein by reference, the general partners of AMR Associates have the power to vote the Class A Common and Class B Common held by the partnership. Further, under such terms, the general partners of AMR Associates generally exercise such power by a vote of the general partners of AMR Associates holding a majority of the general partnership interests.

Under the terms of the AMR Associates Partnership Agreement, the partnership may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners of AMR Associates and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“AMR Associates Partnership Interests”).

The AMR Associates Partnership Agreement restricts the transfer of AMR Associates Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire AMR Associates Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of AMR Associates Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the AMR Associates Partnership Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 25	Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021.

Exhibit 26	Eleventh Amendment to Stockholders’ Agreement, dated as of December 7, 2021, by and between the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form S-8, filed by the Issuer on February 1, 2022, Commission File Number 333-262448).

Exhibit 27	First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 8, 2021.

Exhibit 28	Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021.

Exhibit 29	First Amended and Restated Limited Partnership Agreement of Rankin Associates V, L.P., dated as of December 8, 2021.

Exhibit 30	First Amended and Restated Limited Partnership Agreement of Rankin Associates VI, L.P., dated as of December 8, 2021.

Exhibit 31	First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021.

Exhibit 32	First Amendment to First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Name: Rankin Associates I, L.P.

By: Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*

Attorney-in-Fact for Claiborne R. Rankin*

Attorney-in-Fact for Roger F. Rankin*

Attorney-in-Fact for Helen R. Butler*

Attorney-in-Fact for Clara T. Rankin Williams*

Attorney-in-Fact for Alison A. Rankin*

Attorney-in-Fact for Chloe O. Rankin*

Attorney-in-Fact for Corbin Rankin*

Attorney-in-Fact for BTR 2020 GST for Helen R. Butler*

Attorney-in-Fact for BTR 2020 GST for Clara R. Williams*

Attorney-in-Fact for BTR 2020 GST for Matthew M. Rankin*

Attorney-in-Fact for BTR 2020 GST for James T. Rankin*

Attorney-in-Fact for BTR 2020 GST for Thomas P.K. Rankin*

Attorney-in-Fact for BTR 2020 GST for Chloe R. Seelbach*

Attorney-in-Fact for BTR 2020 GST for Claiborne R. Rankin, Jr.*

Attorney-in-Fact for BTR 2020 GST for Julia R. Kuipers*

Attorney-in-Fact for BTR 2020 GST for Anne F. Rankin*

Attorney-in-Fact for BTR 2020 GST for Elisabeth M. Rankin*

Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*

Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*

Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*

Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 25 hereto.